Albemarle Corporation and Subsidiaries

Exhibit 99.1

FIVE-YEAR SUMMARY
(In Thousands, Except for Per share Amounts)
Year Ended December 31	2006	2005	2004	2003	2002
Results of Operations(a)
Net sales	$2,368,506	$2,107,499	$1,513,737	$1,110,237	$1,007,918
Costs and expenses	2,191,022	1,943,603	1,411,656	1,017,413	905,099

Operating profit	177,484	163,896	102,081	92,824	102,819
Interest and financing expenses	(43,964)	(41,971)	(17,350)	(5,376)	(5,070)
Other (expenses) income, net(b)	(134)	1,513	(12,193)	3,995	6,752

Income before income taxes, minority interests, equity in net income (losses) of unconsolidated investments and the cumulative effect of a change in accounting principle, net	133,386	123,438	72,538	91,443	104,501
Income tax expense	2,192	27,593	17,005	13,890	28,086

Income before minority interests, equity in net income (losses) of unconsolidated investments and cumulative effect of a change in accounting principle, net	131,194	95,845	55,533	77,553	76,415
Minority interests in income of consolidated subsidiaries (net of tax)	(13,258)	(7,469)	(5,101)	(2,564)	(2,137)
Equity in net income (losses) of unconsolidated investments (net of tax)	25,033	26,491	4,407	(824)	(1,257)

Income before cumulative effect of a change in accounting principle, net	142,969	114,867	54,839	74,165	73,021
Cumulative effect of a change in accounting principle, net(c)	—	—	—	(2,220)	—

Net income	$142,969	$114,867	$54,839	$71,945	$73,021

Financial Position and Other Data
Total assets	$2,530,368	$2,555,618	$2,442,745	$1,387,291	$1,200,398
Operations:
Working capital	$477,905	$451,746	$373,664	$271,298	$256,481
Current ratio	1.99 to 1	2.07 to 1	2.00 to 1	2.29 to 1	2.56 to 1
Depreciation and amortization	$112,950	$117,435	$97,268	$84,014	$80,603
Capital expenditures	$99,847	$70,080	$57,652	$41,058	$38,382
Investments in joint ventures	$96	$2,500	$9,913	$11,102	$2,714
Acquisitions, net of cash acquired	$25,970	$7,473	$785,247	$117,767	$—
Research and development expenses	$46,299	$41,675	$31,273	$18,411	$16,485
Gross profit as a % of net sales	23.3	20.1	19.7	21.5	23.1
Total long-term debt	$732,590	$833,453	$944,631	$228,579	$190,628
Equity(d)	$1,028,098	$930,275	$711,375	$636,221	$574,337
Total long-term debt as a % of total capitalization	41.6	47.3	57.0	26.4	24.9
Net debt as a % of total capitalization(e)	34.7	44.0	56.8	25.8	22.2
Common Stock
Basic earnings per share(c)	$1.51	$1.24	$0.66	$0.87	$0.87
Shares used to compute basic earnings per share(d)	94,624	92,696	83,134	82,511	84,208
Diluted earnings per share(c)	$1.47	$1.20	$0.64	$0.85	$0.85
Shares used to compute diluted earnings per share(d)	97,136	95,495	85,054	84,291	86,275
Cash dividends declared per share	$0.345	$0.31	$0.2925	$0.2825	$0.27
Shareholders’ equity per share(d)	$10.84	$9.95	$8.49	$7.73	$6.89
Return on average shareholders’ equity	14.6%	14.0%	8.1%	11.9%	12.4%

Footnotes:

(a)	Certain reclassifications have been made in the results of operations to conform to our current presentation.
(b)

Other (expenses) income, net for 2004 includes foreign exchange hedging charges totaling $12.8 million ($8.2 million after income taxes) associated with contracts we entered into to hedge the euro-denominated purchase price for the July 31, 2004 acquisition of the refinery catalysts business from Akzo Nobel N.V.

(c)

On January 1, 2003, we implemented SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

(d)	Shareholders’ equity includes the purchase of common shares amounting to: 2006—1,130,890; 2005—0; 2004—55,138; 2003—1,387,588 and 2002—8,031,156.
(e)

We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.

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